July 9, 2024

Ofer Vicus
Chief Executive Officer and Director
Aduro Clean Technologies Inc.
542 Newbold St.
London, Ontario N6E 2S5, Canada

       Re: Aduro Clean Technologies Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 21, 2024
           CIK No. 0001863934
Dear Ofer Vicus:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 4, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Prospectus Summary , page 1

1. We note your response to prior comment 1 and reissue in part. You state that you are currently in the stage of scaling up your technology to a commercial process for your plastic and bitumen applications. Please revise to disclose your recurring net losses and clarify that your technology has not yet tested in a commercial setting. Please also revise here to describe the challenges and timeline to test your products for commercial development.
 July 9, 2024
Page 2

Risk Factors
We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect, page 16

2. We note the general statement that you are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements.
       Please revise your risk factor or your governmental regulations section to describe the environmental and health and safety laws that materially impact you in the jurisdictions that you operate and where you intend to offer your services and products.
Summary of Current Projects, page 23

3. We note your response to our prior comment 4. It appears that your projects do not have definitive partnership agreements in place but are reliant on letters of intent. As an example only, we note your letter of intent with Prospera Energy Inc. in which the
       Company receives a monthly fee of $25,000. Please expand your disclosure to include a discussion regarding these letters of intent and fully describe what steps or milestones must be achieved before entry into definitive partnership agreements. Government Regulation, page 31

4. Please revise to substantiate the statement that you do not foresee any negative affect on your business by the developing regulatory environment.
The Business Model, page 34

5. We note your response to our prior comment 9 and reissue our comment. We note your disclosure that you "believe that [y]our commercialized products and energy platform will be 'cleaner' in comparison to today's approaches since [you] expect they will operate at lower energy modes, have a higher tolerance for contamination, produce higher yields and higher quality products, and will operate in smaller scale versions compared to commercial alternatives." Additionally, we note your disclosure that you "are currently in discussions with several organizations to establish a project to substantiate and quantify
       [y]our GHG footprint and provide a life cycle analysis that will be unique to [y]our platform and products." Please revise or substantiate how your products and platform are currently clean and describe how you will consider the GHG footprint and life cycle analysis.
Report of Independent Registered Public Accounting Firm, page F-2

6. It is not clear why you omitted the Report of Independent Registered Public Accounting
       Firm from this filing. Your next amendment should include this report. General

7. We note your response to our prior comment 19 and reissue the comment in part. Please file all material agreements as exhibits to your registration statement or provide an analysis explaining why you are not required to do so. For example, you state that your revenue of $109,629 for the year ended May 31, 2023 related to revenue earned following the "completion of services pursuant to a collaboration agreement with a confidential publicly traded organisation for execution of a proof of concept and
 July 9, 2024
Page 3

       evaluation of our HPUHydrochemolytic    Plastics Upcycling technology."
You also
       disclose that in consideration for the services to be provided in Phase 1, Prospera agreed to pay you a monthly fee of $25,000 CAD plus applicable taxes, with the total fees for the completion and delivery of Phase 1 scope capped at $125,000 plus applicable taxes. As of the recent period, these agreements appear to be material to you given your limited revenues and development to date. Please revise.
8. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Please contact Tayyaba Shafique at 202-551-2110 or Jeanne Baker at
202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services